April 30, 2018

Via Email, EDGAR and Courier

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Christine Westbrook
Erin Jaskot

Re:	Global Indemnity Limited

Registration Statement on Form S-3

Filed March 9, 2018

File No. 333-223546

Ladies and Gentlemen:

On behalf of our client, Global Indemnity Limited (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 19, 2018 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-3 (the “Registration Statement”). The Company is concurrently filing via EDGAR this letter and Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the Staff’s reference, we are providing to the Staff by courier both a clean copy of the Registration Statement and a copy marked to show all changes from Registration Statement filed on March 9, 2018.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement submitted on March 9, 2018) all page references herein correspond to the page of Amendment No. 1, as applicable.

Incorporation by Reference, page 9

Securities and Exchange Commission

April 30, 2018

1.	Item 12(a)(2) of Form S-3 requires that specified documents be incorporated by reference by means of a statement to that effect in the prospectus listing all such documents. Please revise your disclosure to list the reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report incorporated by reference under Item 12(a)(1) of Form S-3.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 9 to list the reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report incorporated by reference under Item 12(a)(1) of Form S-3.

2.	We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended December 31, 2017, which in turn incorporates by reference Part III information from a proxy statement that you have not yet filed. Please be advised that we will not be in a position to accelerate the effective date of your registration statement until you have amended your Form 10-K to include Part III information or filed the definitive proxy statement. Please refer to Securities Act Forms Compliance and Disclosure Interpretations Question 123.01 for guidance.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has filed its Definitive Proxy Statement on Schedule 14A with the Commission on April 30, 2018. The Company has revised the disclosure on page 9 accordingly.

Securities and Exchange Commission

April 30, 2018

Please direct any questions with respect to the Company’s responses or Amendment No. 1 to me at (650) 565-3522 or kmartin@wsgr.com, or to my colleague, Megan J. Baier, at (212) 497-7736 or mbaier@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI, Professional Corporation

/s/ Katharine A. Martin Katharine A. Martin

Enclosures

cc (w/ enclosures):	Thomas M. McGeehan
Stephen Ries, Esq
Global Indemnity Limited

Megan J. Baier
Wilson Sonsini Goodrich & Rosati, P.C.